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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

i-STAT CORPORATION
(Name of Subject Company (Issuer))

Senator Acquisition Corporation
a wholly owned subsidiary of
ABBOTT LABORATORIES
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.15 PER SHARE
(together with associated preferred stock purchase rights)
(Title of Class of Securities)

450312 10 3
(CUSIP Number of Class of Securities)

Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
Telephone: (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$422,666,141	$34,194

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 20,295,167 outstanding shares of common stock of i-STAT Corporation (the "Company"), together with the associated preferred stock purchase rights (the "Common Shares"), less the 2,000,000 Common Shares owned by the filing persons, at a price of $15.35 per Common Share, (ii) 4,501,515 Common Shares issuable upon conversion of the 30,000 outstanding shares of Series D Convertible Preferred Stock of the Company, at a price of $15.35 per Common Share, (iii) 1,875,357.5 Common Shares subject to outstanding warrants at a price of $7.35 per Common Share (representing the offer price of $15.35 per Common Share less the exercise price of $8.00 per Common Share), and (iv) 3,840,599 Common Shares subject to outstanding options granted under the Company's employee stock option plans at a price of $15.35 per Common Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of December 19, 2003.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $34,194.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$34,194	Filing Party:	Abbott Laboratories and Senator Acquisition Corporation
Form or Registration No.:	Schedule TO	Dates Filed:	December 29, 2003 and January 16, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Amendment No. 3 to Schedule TO

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on December 29, 2003 by Abbott Laboratories, an Illinois corporation ("Abbott") and Senator Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott, relating to the offer by the Purchaser to purchase (i) all of the outstanding shares of common stock, par value $.15 per share, of i-STAT Corporation, a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and Wachovia Bank N.A., as rights agent (the "Common Shares"), at a price of $15.35 per Common Share, (ii) all of the outstanding shares of Series D Convertible Preferred Stock, par value $.10 per share, of the Company (the "Series D Shares"), at a price per Series D Share equal to $15.35 multiplied by the number of Common Shares issuable upon conversion of a Series D Share as of the final expiration of the offer, without regard to certain restrictions on beneficial ownership, and (iii) all of the outstanding six-year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per Common Share (the "Warrants" and, together with the Common Shares and the Series D Shares, the "Securities") at a price of $7.35 per Common Share purchasable pursuant to each such warrant, in each case net to the seller in cash and without interest.

        The terms and conditions of the offer are described in the Offer to Purchase dated December 29, 2003 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal for tender of Common Shares and instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

        Minimum Tender Condition.    Based on the number of Company securities outstanding as of December 22, 2003 as disclosed above, in order to satisfy the Minimum Tender Condition, Purchaser must acquire, in addition to the 2,000,000 Common Shares already owned by Abbott, securities representing at least 13,110,212 Common Share Units. Taking into account the 2,000,000 Common Shares already owned by Abbott and the 8,932,041 Common Shares expected to be tendered to Purchaser pursuant to the Tender Agreements, securities representing at least 4,178,171 additional Common Share Units, or 13.8% of the outstanding voting securities of the Company on a fully diluted basis, must be acquired by Purchaser in order to satisfy the Minimum Tender Condition. As used in the immediately preceding sentence, the term "Common Share Units" means Common Shares, the number of Common Shares issuable upon conversion of outstanding Series D Shares and the number of Common Shares issuable upon exercise of outstanding Warrants.

        Certain Conditions of the Offer.    Subparagraph (a) beginning on page 33 in Section 15 of the Offer to Purchase is hereby amended and restated as follows:

  "there has been threatened in writing or is pending any action, claim, arbitration, audit, hearing, proceeding, investigation, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator that could reasonably be expected to have a reasonable likelihood of success: (i) challenging the acquisition by Abbott or the Purchaser of any Securities, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other Transaction, or seeking to obtain from the Company, Abbott or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole; (ii) seeking to prohibit or limit the ownership or operation by the Company, Abbott or any of their respective subsidiaries of any material portion of the business or assets of the Company, Abbott or any of their respective subsidiaries, or to compel the Company, Abbott or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Abbott or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other Transactions; (iii) seeking to impose limitations on the ability of Abbott or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Securities, including the right to vote any Securities purchased by it on all matters properly presented to the stockholders of the Company; (iv) seeking to prohibit Abbott or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and the Company's subsidiaries or (v) which otherwise is reasonably expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect;"

Subparagraph (b) on page 34 in Section 15 of the Offer to Purchase is hereby amended and restated as follows:

  "any statute, rule, regulation, legislation, interpretation, judgment, order (including, with respect to any Person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree, or verdict entered, issued, made, or rendered by any court, administrative agency, arbitrator or other Governmental Entity affecting such Person or any of its properties) or injunction has been threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to the Offer, the Merger or any of the other Transactions, by any Governmental Entity that is reasonably likely to result in any of the consequences referred to in paragraph (a) above;"

Item 11. Additional Information.

        Sections (a)(2) and (a)(3) of Item 11 are hereby amended and supplemented to include the following:

        "On January 20, 2004, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of the Company expired."

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented to include the following:

        "(a)(5)(B)    Press Release issued by Abbott dated January 21, 2004."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES
By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	Senior Vice President, Finance and Chief Financial Officer
SENATOR ACQUISITION CORPORATION
By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	President

Dated: January 21, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(B)	Press Release issued by Abbott dated January 21, 2004.

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Amendment No. 3 to Schedule TO
  Item 4. Terms of the Transaction.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX